June 15, 2018

VIA EMAIL AND EDGAR

Tracie Mariner - Staff Accountant

Kate McHale

Terence O’Brien - Accounting Branch Chief

Pamela A. Long - Assistant Director, Office of Manufacturing and Construction

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

McHaleK@SEC.GOV

Re: IA Energy Corp.

Registration Statement on Form S-1

Filed September 29, 2017

File No. 333-220706

Acceleration Request

Requested Date: June 19, 2018

Requested Time: 4:00 PM Eastern Time

Dear Sirs/Mesdames:

IA Energy Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes John D. Thomas, Esq., counsel to the Registrant, to orally modify or withdraw this current request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

U.S. Securities & Exchange Commission

Division of Corporate Finance

June 15, 2018

•	the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Thomas at (801) 816-2536.

Very truly yours,

IA ENERGY CORP

/s/ Renato Paraiso

Renato Paraiso

Chief Executive Officer